SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF) #00.108.786/0001-65
Corporate Registry ID (NIRE) #35.300.177.240
Publicly-Held Company
Rua Verbo Divino n° 1356 - 1° andar, São Paulo-SP

ANNUAL GENERAL AND EXTRAORDINARY MEETING

MEETING CALL

We hereby invite the shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. to the Annual General and Extraordinary Shareholders’ Meeting to be held on March 31, 2008, at 11 am, at the Company’s headquarters located at Rua Verbo Divino, nº 1.356, 1º andar, in the city and state of São Paulo, to deliberate on the following AGENDA:

AT THE ANNUAL GENERAL MEETING

1. To examine management accounts, analyze, discuss and vote financial statement regarding fiscal year ended December 31, 2007, with no dividends to distribute.

2. To elect the members of the Board of Directors and to establish management executive compensation.

3. To elect the members of the Fiscal Council and to establish their compensation.

AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING

4. To amend the wording of Article 5, caput, of the Company’s Bylaws in order to reflect the capital increase from R$5,479,891,017.65 to R$5,553,269,186.21, through the issuance of 1,229,387 voting shares and 2,454,256 non-voting shares, approved at the Company’s Board of Directors Meeting held on January 31, 2008.

5. To approve the merger of its subsidiary NET JUNDIAÍ LTDA., without changing the Company’s capital stock for holding one hundred percent (100%) of quotas which compose the capital stock of NET JUNDIAÍ LTDA., which will be canceled, in compliance with the provision in item IV of article 224 of Law 6,404/76.

6. To consolidate the Company’s Bylaws.

Under the scope of Instruction CVM # 165/91, amended by Instruction # 282/98, the percentage for the adoption of the multiple voting processes for the election of members of the Board of Directors is of 5% of the voting capital.

The shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchanges intending to participate in this Meeting shall submit a statement issued until March 28, 2008, containing their respective shareholding provided by the custody agency.

São Paulo, March 12, 2008.

Roberto Irineu Marinho – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.